New STERIS Ltd.

Chancery House, 190 Waterside Road

Hamilton Industrial Park, Leicester LE5 1QZ

United Kingdom

February 5, 2015

VIA EDGAR

Ms. Mary Beth Breslin

Senior Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	New STERIS Ltd.
Registration Statement on Form S-4
File No. 333-200598

Dear Ms. Breslin:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, New STERIS Ltd. (the “Registrant”) hereby requests acceleration of effectiveness of the Registration Statement on Form S-4, as amended (File No. 333-200598) so that it will be declared effective at 1:00 p.m. Washington, D.C. time on Friday, February 6, 2015, or as soon thereafter as practicable.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

•	Should the U.S. Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Registrant may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Mark Gordon of Wachtell, Lipton, Rosen & Katz at (212) 403-1343 with any questions you may have concerning this request. In addition, please contact Mr. Gordon when this request for acceleration has been granted.

Sincerely,

/s/ J. Adam Zangerle

J. Adam Zangerle

Vice President, General Counsel and Secretary